

Mail Stop 3561

January 21, 2010

Mr. Timothy L. Krist
Chief Financial Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, North Carolina 27560

> **Re:** **Charles & Colvard, Ltd.**
> **Item 4.01 Form 8-K**
> **Filed January 7, 2010**
> **File No. 0-23329**

Dear Mr. Krist:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief